FORM 51-102F3 MATERIAL CHANGE REPORT

1. Name and Address of Company

PolyMet Mining Corp. (the "Company" or "PolyMet") 444 Cedar Street, Suite 2060

St. Paul, MN 55101

2. Date of Material Change

July 19, 2022

3. News Release

On July 20, 2022, the Company issued a news release regarding the material change. The news release was disseminated through the facilities of a recognized newswire service. A copy of this news release is attached hereto as Schedule A.

4. Summary of Material Change

On July 20, 2022, the Company announced that it agreed to form a 50:50 joint venture (the "NewRange Copper Nickel JV") with Teck American Inc. ("Teck American"), a subsidiary of Teck Resources Limited ("Teck"), whereby the Company's NorthMet resource and Teck's Mesaba resource, each of which are located in Minnesota's Duluth Complex, will be placed under single management.

5.1 Full Description of Material Change Combination Agreement

The Company agreed to form the NewRange Copper Nickel JV with Teck, to place the Company's NorthMet resource and Teck's Mesaba resource, each of which are located in Minnesota's Duluth Complex, under single management as set out in the combination agreement between the Company, Poly Met Mining, Inc., Teck American and Teck dated July 19, 2022 (the "Combination Agreement").

Terms of the Combination Agreement

□ The Company and Teck will each hold 50% of the NewRange Copper Nickel JV.

□ The board of directors of NewRange Copper Nickel JV will be made up of three representatives from Teck and three representatives from the Company.

□ The Combination Agreement is subject to customary closing conditions and certain regulatory approvals.

The full terms of the NewRange Copper Nickel JV are set out in the Combination Agreement, and the description above, is qualified in its entirety by the full terms of the Combination Agreement, a copy of which will be made available under the Company's profile on SEDAR at www.sedar.com.

Financing of NewRange Copper Nickel JV

In connection with the entering into of the Combination Agreement, PolyMet received a letter (the "Support Letter") from Glencore International AG ("Glencore") providing support for certain funding commitments that PolyMet will have as part of the initial work program and certain other closing costs and expenses. As is further set out in the Support Letter, Glencore committed up to USD$105 million to be raised by way of a rights offering that is backstopped by Glencore which is to be commenced in connection with the closing of the NewRange Copper Nickel JV.

In connection with the Support Letter, PolyMet has agreed to enter into a new Investor Rights and Governance Agreement ("IRA") in connection with the closing of the NewRange Copper Nickel JV. The IRA provides Glencore with certain assurances related to the development and operations of the NewRange Copper Nickel JV, including providing Glencore with a say in certain decision-making matters.

The full terms of the Support Agreement, and the description above, is qualified in its entirety by the full terms of the Support Agreement, a copy of which will be made available under the Company's profile on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8. Executive Officer

Patrick Keenan, Executive Vice President and Chief Financial Officer PolyMet Mining Corp.

Telephone: (651) 389-4100

9. Date of Report

July 29, 2022

POLYMET MINING CORP.

Per:	"Patrick Keenan"
Patrick Keenan Executive Vice President and Chief Financial Officer

Schedule A

444 Cedar Street, Suite 2060, St. Paul, MN 55101Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE

2022-09

PolyMet strikes 50:50 joint venture agreement with Teck Resources

Joint Venture to develop NorthMet, further study Mesaba opportunity

  PolyMet and Teck agree to become equal owners in NewRange Copper Nickel LLC

  PolyMet's NorthMet Project and Teck's Mesaba Project represent two of the largest undeveloped clean energy mineral resources in the U.S.

  The two projects account for approximately one-half of the known resources of high- demand copper, nickel, cobalt and PGMs in Minnesota's Duluth Complex

  Glencore commits to funding PolyMet's portion of the initial work program and certain other costs and expenses up to US$105 million

St. Paul, Minn., July 20, 2022 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, ("PolyMet" or the "company") has entered into an agreement (the "transaction") with Teck American Inc., a subsidiary of Teck Resources Limited ("Teck"), to form a 50:50 joint venture that will place their respective NorthMet and Mesaba resources containing high-demand copper, nickel, cobalt and platinum group metals (PGM) under single management. These resources consist of Measured and Indicated resources of 795 million tons and 1,740 million tons for NorthMet and Mesaba, respectively, and further Inferred resources of 458 million tons and 1,612 million tons, respectively.1

PolyMet and Teck will become equal owners in PolyMet Mining, Inc., which will be renamed NewRange Copper Nickel LLC. This name pays homage to the location of the resource and the rich mining heritage of the region, the new, modern methods of responsible mining to which the company is committed, and the new and diverse metal production it will bring to the Iron Range economy

PolyMet Mining Corp. will offer investors direct access to the NewRange Copper Nickel JV as PolyMet will remain a publicly traded company, dually listed on the TSX and NYSE American.

"This extraordinary venture links the expertise, experience and financial resources of PolyMet, Teck and Glencore to develop the NorthMet mine when the remaining permit proceedings are complete, and study the mine development options for Mesaba," said Jon Cherry, PolyMet chairman, president and CEO. Following closing of the transaction, Glencore will retain its majority equity interest in PolyMet.

_________________________

1 See resource statements in accompanying Joint Venture Overview

"With both projects representing approximately half of the known resources of Minnesota's Duluth Complex under NewRange Copper Nickel, Minnesota emerges as a global leader and major force in developing strategic minerals to feed the North American supply chain for clean energy technologies, electric mobility and modern societal use," Mr. Cherry said. "The total assets of the NorthMet and Mesaba deposits make this one of the largest clean-energy mineral resources in the U.S. and globally."

PolyMet successfully navigated the NorthMet Project through the comprehensive federal and state environmental review process and federal land exchange - a process that involved considerable public involvement and tribal consultation. NorthMet earned nearly two dozen state and federal permits necessary to build and operate the 32,000 tons-per-day (29,000 tonnes) mine and processing facility. Three permits are pending final resolution to achieve project approval.

Teck's Mesaba Project is progressing baseline environmental studies, resource definition and mineral processing studies. Further studies and community and tribal consultation will be required to fully define long-term development potential.

"This joint venture will benefit all our shareholders; it provides access to large, polymetallic resources and creates the opportunity to evaluate development and operational synergies, which could be significant, for the NorthMet and Mesaba resources," Mr. Cherry said. "The successful completion of this transaction is expected to more than double the resources attributable to PolyMet shareholders. It also introduces a new member to the NorthMet Project with a strong balance sheet, an exceptional record  of community involvement and sustainable mining practices, and world-class technical and mining capabilities."

Glencore has committed to funding PolyMet's respective portion of the initial work program and certain other costs and expenses in an amount of up to USD$105 million. It is anticipated that upon closing, PolyMet will undertake a rights offering fully backstopped by Glencore. Further details on Glencore's holdings in PolyMet are set out below.

It is a condition of the financing commitment that PolyMet enter into an Investor Rights and Governance Agreement ("IRA") to set out a suitable governance structure going forward. In recognition of such commitments, the governance structure would, among other things offer Glencore reasonable assurances relating to the development and operations, including having a say in decision-making related to these matters. The IRA will be entered into on completion of the transaction.

The agreement is subject to customary closing conditions and certain regulatory approvals.

PolyMet appointed a special committee of independent directors (the "Special Committee") to consider and make a recommendation with respect to the transaction.  Based on the unanimous recommendation of the Special Committee and after consultation with its outside independent financial and legal advisors, PolyMet's board unanimously approved entering into the transaction. Both the Special Committee and the Board determined the transaction is in the best interests of the company.

The company's independent financial advisor, Paradigm Capital Inc. and the Special Committee's independent financial advisor, Maxit Capital LP, provided an opinion to the Board and the Special Committee, respectively, that as of the date thereof, and subject to the various assumptions, limitations and qualifications set forth therein, the transaction is fair, from a financial point of view, to the company.

PolyMet has engaged Farris LLP as its legal advisor in connection with the transaction. The Special Committee has engaged Mason Law as its legal advisor in connection with the transaction. Glencore has engaged McCarthy Tetrault LLP as its legal advisor in connection with the transaction.

This press release has been reviewed and approved by Herb Welhener, an independent Qualified Person within the meaning of National Instrument 43-101.

*  *  *  *  *

About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped copper, nickel and platinum group metal mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce and generate a level of activity that will have a significant positive effect in the local economy. For more information: www.polymetmining.com.

About Glencore and its holdings in PolyMet

Glencore is one of the world's largest global diversified natural resource companies and a major producer and marketer of more than 60 responsibly-sourced commodities that advance everyday life. Through a network of assets, customers and suppliers that spans the globe, Glencore produces, processes, recycles, sources, markets and distributes the commodities that enable decarbonization while meeting the energy needs of today.

Glencore companies employ around 135,000 people, including contractors. With a strong footprint in over 35 countries in both established and emerging regions for natural resources, the company's marketing and industrial activities are supported by a global network of more than 40 offices.

Glencore's customers are industrial consumers, such as those in the automotive, steel, power generation, battery manufacturing and oil sectors. Glencore also provides financing, logistics and other services to producers and consumers of commodities.

Glencore is proud to be a member of the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals, and is an active participant in the Extractive Industries Transparency Initiative.

Glencore recognizes its responsibility to contribute to the global effort to achieve the goals of the Paris Agreement. The company's ambition is to be a net zero total emissions company by 2050. In August 2021, Glencore increased its medium-term emission reduction target to a 50% reduction by 2035 on 2019 levels and introduced a new short- term target of a 15% reduction by 2026 on 2019 levels.

As at June 30, 2022 Glencore holds 72,008,404 common shares of PolyMet ("Common Shares"), representing approximately 71.0% of the issued and outstanding Common Shares. In addition, Glencore also holds: (i) a purchase warrant (the "2019 Warrant"); (ii) convertible debentures (the "2020 Convertible Debentures") in the aggregate principal amount of US$30,000,000; (iii) a convertible debenture (the "2021 Convertible Debenture") in the aggregate principal amount of US$10,000,000; and (iv) convertible debentures (the "2022 Convertible Debentures" in the aggregate principal amount of US$33,000,000, and collectively with the 2020 Convertible Debenture and the 2021 Convertible Debentures, the "Convertible Debentures") in the aggregate principal amount of US$73,000,000.

Pursuant to the 2019 Warrant, Glencore is entitled to purchase 745,306 Common Shares with an exercise price of US$6.3840.

As at June 30, 2022, US$2,321,580 in interest had accrued on the 2020 Convertible Debentures. The 2020 Convertible Debentures have a conversion price of US$2.223 per share. Accordingly, as of June 30, 2022, Glencore was entitled to 14,539,622 Common Shares upon conversion of the 2020 Convertible Debentures.

As at June 30, 2022, US$392,432 in interest had accrued on the 2021 Convertible Debenture. The 2021 Convertible Debenture has a conversion price of $3.455 per share. Accordingly, as of June 30, 2022, Glencore was entitled to 3,007,940 Common Shares upon conversion of the 2021 Convertible Debenture.

As at June 30, 2022, US$430,478 in interest had accrued on the 2022 Convertible Debentures. The 2022 Convertible Debentures have a conversion price of $2.57 per share. Accordingly, as of June 30, 2022, Glencore was entitled to 13,007,968 Common Shares upon conversion of the 2022 Convertible Debentures.

Assuming exercise of the 2019 Warrant and conversion of the Convertible Debentures, but excluding issuance of Common Shares committed under existing compensation arrangements, Glencore would hold a total of 103,309,240 Common Shares representing approximately 77.8% of the Common Shares on a partially diluted basis (assuming no other Common Shares committed under existing compensation arrangements were issued by PolyMet) with the exercise prices and conversion prices described above.

Any Common Shares to be issued to Glencore in connection with any conversion of the Convertible Debentures or exercise of the 2019 Warrant would be acquired from treasury.

Glencore's decision to enter into the transactions described in this news release was made for investment purposes. Glencore will continue to review its investment alternatives from time to time and may determine to increase or decrease its equity ownership in PolyMet through the acquisition or sale of additional outstanding common shares or other securities of PolyMet through open market or privately negotiated transactions in accordance with applicable securities laws.

Persons who wish to obtain a copy of the early warning report to be filed by Glencore in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting Glencore at the telephone number and address listed below.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
M: +1 (651) 964-9729
brichardson@polymetmining.com

Charles Watenphul
Tel: +41 41 709 24 62

M: +41 79 904 33 20

charles.watenphul@glencore.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

Martin Fewings

Tel: +41 41 709 28 80

M: +41 79 737 56 42

martin.fewings@glencore.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the anticipated benefits of the proposed 50/50 joint venture and the company's expectations with respect to the future development of NorthMet and Mesaba and required financings. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, risks relating to the parties meeting their conditions precedent, receipt of regulatory approvals, timing of closing, the outcome of the development of the NorthMet and Mesaba projects, and the outcome of any financing required to raise the funds for PolyMet's share of the initial work program and Glencore's funding commitment. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2021, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.

Resources quoted are sourced from the PolyMet November 2019 press release and Teck's 2021 Annual Information Form. The Teck resource statement is treated as an historical estimate. PolyMet will undertake an independent resource evaluation of Mesaba using Independent Mining Consultants, of Tucson, Arizona.

PolyMet and Teck Joint Venture Overview

Transaction Highlights

  The NewRange Copper Nickel joint venture brings together two large, well defined mineral resources in the established Iron Range mining region of Minnesota, creating a path to developing one of the world's largest and lowest cost copper-nickel-PGM producing districts that could generate significant economic benefits.
  This agreement will help unlock a new domestic supply of critical metals for the low-carbon transition through responsible mining.
  NewRange Copper Nickel will be a stand-alone entity with a management committee comprised of an equal number of representatives from Teck and PolyMet. The committee chair will rotate on a biannual basis with Jon Cherry, PolyMet chairman, president and CEO serving as first term chair.
  While the JV agreement itself is a non-cash transaction, PolyMet and Teck are responsible for funding their pro rata share of costs relating to the NorthMet and Mesaba projects. The owners have committed to an initial work program with an estimated budget of US$170 million to maintain permits, update feasibility study cost estimates, and undertake detailed engineering to position NorthMet for a development decision following permit clearances.
  NorthMet development will be supported by the technical strength of NewRange Copper Nickel's experienced management team.

Project Highlights

NorthMet

  A low cost, near-term copper-nickel-PGM mine development project.
  Located in the Mesabi Iron Range in northeastern Minnesota, in proximity to a number of historic and existing iron ore mines.
  Benefits from access to a skilled workforce and significant existing infrastructure including legacy processing facilities, tailings storage facilities, electrical power, a private road, and a private railroad connecting to a class one carrier to get products to customers.
  Tailings and processing plant will be located at existing brownfield sites to minimize environmental impact from development.
  Contains 290.4 million short tons (263.5 million tonnes) of Proven and Probable Reserves at an average grade of 0.288% copper, 0.083% nickel, 0.264 g/t palladium and 0.075 g/t platinum in addition to by-products of cobalt, gold and silver contained within the MI&I resource below
  NorthMet will produce copper and nickel-copper concentrates, which Glencore has substantial experience marketing.
PolyMet NorthMet Published November 2019 Resource (Undiluted)
Class	Short T(M)	Copper (%)	Nickel (T%)	Cobalt (g/t)	Platinum (g/t)	Palladium (g/t)	Gold (g/t)	Silver (g/t)
Measured	352	0.240	0.073	71.0	0.064	0.222	0.033	0.88
Indicated	444	0.230	0.069	68.0	0.061	0.207	0.030	0.87
M+I	795	0.234	0.071	69.0	0.062	0.214	0.031	0.87
Inferred	458	0.236	0.067	56.0	0.063	0.225	0.032	0.87

Notes:

1. Mineral Resources tonnage and grades are rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

2. The 2019 Mineral Resources estimate is effective as of July 2019. The Qualified Person for the estimate is Zachary J. Black, RM-SME, of Hard Rock Consulting, LLC. The mineral resources statement for 2018 is extracted from the NorthMet Technical Report

3. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4. Mineral Resources are reported inclusive of Mineral Reserves at $6.34 Net Smelter Return (NSR) cut-off. The Mineral Resources are considered amenable to open pit mining and are reported within an optimized pit shell. Pit optimization is based on total ore costs of

$5.49/ton processed, mining costs of $1.15/ton at surface and increasing $0.02/ton for every 50 feet of depth, and pit slope angles of 48 degrees. Tonnages are reported in short tons (2000lbs)

5. Tonnage and grade estimates are in Imperial units. The Mineral Resources estimation methodology has not changed from the 2018 NorthMet Technical Report.

6. The risks that could materially affect the development of the NorthMet asset are set out under the heading "Risk Factors" in the company's Annual Information Form dated March 28, 2019.

Mesaba

• One of the world's largest undeveloped copper-nickel precious metals deposits with an estimated 1,740 million short tons (1,587 million tonnes) of Measured & Indicated Resources at an average grade of 0.43% copper, 0.10% nickel (total), 0.097 g/t palladium and 0.030 g/t platinum and 1,612 million short tons (1,461 million tonnes) of Inferred Resources at an average grade of 0.35% copper, 0.09% nickel (total), 0.127 g/t palladium and 0.040 g/t platinum. 2,3,4

Teck Mesaba Published 2022 AIF Resource (Undiluted)
Class	Short T(M)	Copper (%)	Nickel (%)	Cobalt (g/t)	Platinum (g/t)	Palladium (g/t)	Gold (g/t)	Silver (g/t)
Measured	269	0.47	0.11	90	0.041	0.120	0.03	1.2
Indicated	1,471	0.42	0.10	70	0.034	0.093	0.03	1.0
M+I	1,740	0.43	0.10	73	0.035	0.097	0.03	1.1
Inferred	1,612	0.35	0.09	60	0.040	0.127	0.03	0.7

Notes:

1. Estimates are based at a cut-off of 0.2% copper, equivalent to a net smelter return cut-off of US$5.24/ton.

2. Net smelter return is calculated based on the following elements and prices: copper (US$3.00/lb), nickel (U$7.60/lb), silver (US$20.00/oz), cobalt (US$23.00/lb), gold (US$1,250/oz), platinum (US$1,200/oz) and palladium (US$900/oz).

3. Scientific and technical information in this Annual Information Form regarding Teck's other base metal properties was reviewed and approved by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person under National Instrument 43-101.

  Scoping studies on Mesaba development contemplate a modern open pit mine and milling operation producing copper concentrate and bulk nickel-copper concentrate for sale as well as for potential hydrometallurgical processing using Teck's proprietary CESL Technology for over a potential 30- year-plus mine life.
  Teck's proprietary CESL Technology can be utilized to convert the bulk nickel-copper concentrates into a range of EV battery products in a hydrometallurgical process that produces no gaseous emissions and no reactive waste products.

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2 The Teck Mesaba resource represents one of the world's largest undeveloped copper, nickel, cobalt PGM deposits. The quoted resources in this news release are based on the 2021 AIF filing by Teck (dated February 23, 2022). Other companies or independent consultants may calculate the resource base differently resulting in a resource statement that may differ.

3 The Mesaba resource in the Teck 2021 AIF is not considered current, is not being relied upon by PolyMet and should not be considered as representing the expected resource. An independent qualified person has to yet complete sufficient work to classify the Teck 2021 AIF Mesaba resource (considered for the purposes of the transaction as an Historical Estimate) as a current mineral resource. The company (PolyMet) is not treating this information as current mineral resources, has not verified this information and is not relying on it. Prior to closing of the Transaction, PolyMet will contract an independent consultant to prepare and file an updated mineral resource estimate for Mesaba.

4 For more information on the Historical Resource Estimate and related notes, please refer to the Teck 2021 AIF filing available at https://www.teck.com/media/2022-AIF.pdf.